Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is:

Cabaletta Bio, Inc.

2929 Arch Street, Suite 600

Philadelphia, Pennsylvania 19104

Attn: Steven Nichtberger, Chief Executive Officer

Telephone: (267) 759-3100

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

October 9, 2019

VIA FEDERAL EXPRESS AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Julia Griffith; Dietrich King

Re:	Cabaletta Bio, Inc.

        Draft Registration Statement on Form S-1

        File No. 333-234017

        CIK No. 0001759138

Rule 83 Confidential Treatment Request by Cabaletta Bio, Inc.

Dear Ms. Griffith and Mr. King:

On behalf of Cabaletta Bio, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated August 28, 2019 (the “Original Comment Letter”) from the Staff to Steven Nichtberger, the Company’s Chief Executive Officer, relating to the Company’s Registration Statement on Form S-1, originally confidentially submitted to the Commission on August 2, 2019, resubmitted to the Commission on September 6, 2019, resubmitted to the Commission on September 20, 2019, and subsequently publicly filed by the Company with the Commission on September 30, 2019 (File No. 333-234017) (the “Registration Statement”), we submit this supplemental letter to further address comment 12 of the Original Comment Letter.

1

Ms. Griffith

Mr. King

Securities and Exchange Commission

October 9, 2019

The Company respectfully requests that the bracketed information contained in this letter be treated as confidential information pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.8, and that the Commission provide timely notice to Anup Marda, Chief Financial Officer, Cabaletta Bio, Inc., 2929 Arch Street, Suite 600, Philadelphia, Pennsylvania, 19104 before it permits any disclosure of the bracketed information in this letter.

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

Critical Accounting Policies and Significant Judgments and Estimates–Stock Based-Compensation, page 103

12. Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

The Company advises the Staff that the approach taken by the Company in determining the fair value of its common stock was to obtain third-party valuations on specific dates, including as of (a) October 10, 2018, (b) as of January 2, 2019, (c) as of February 11, 2019, and (d) as of August 2, 2019, which third-party valuations were used for awards issued near or after these dates where the Company’s equity valuation did not materially change. This information is set forth on pages 103 and 104 of the preliminary prospectus included in the Registration Statement and included in the table below, with all such information presented before giving effect to a reverse stock split to be implemented prior to the Company’s proposed initial public offering (“IPO”).

Grant Date	Type of Award	Number of Shares Subject to Awards Granted	Per share Exercise Price or Purchase Price	Fair Value of Common Stock Used for Financial Reporting Purposes
October 2018	Options	1,367,023	$0.67	1.60
November 2018	Options	90,000	$0.67	1.60
January 2019	Options	208,922	$2.82	3.45
February 2019	Options	97,331	$4.20	4.20
March 2019	Options	193,141	$4.20	4.20
May 2019	Options	200,565	$4.20	4.20
June 2019	Options	278,563	$4.20	4.20
August 2019	Options	465,694	$6.36	6.36
September 2019	Options	37,856	$6.36	6.36

FOIA CONFIDENTIAL TREATMENT REQUESTED BY CABALETTA BIO, INC.

Ms. Griffith

Mr. King

Securities and Exchange Commission

October 9, 2019

These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, and were prepared using either an option pricing method (“OPM”) or a hybrid method, both of which used market approaches to estimate our enterprise value. The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceeded the value of the preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. A discount for lack of marketability of the common stock is then applied to arrive at an indication of value for the common stock. The hybrid method is a probability-weighted scenario analysis, where the equity value in one or more scenarios is allocated using an OPM. The hybrid method is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of future values for the company, assuming various outcomes.

October 10, 2018 Valuation

The fair value of the Company’s common stock was determined to be $1.60 per share at October 10, 2018. For purposes of measuring compensation for accounting purposes with respect to awards in October and November 2018, the Company performed a retrospective common stock valuation as of October 28, 2018 with the assistance of an independent third-party valuation specialist. This valuation utilized an OPM back-solve for inferring and allocating the equity value predicated on the sale of the Company’s Series A Preferred Stock. This method was selected as the Company’s management concluded that its sale of Series A Preferred Stock on October 10, 2018 was an arm’s-length transaction. Furthermore, as of the valuation date, the Company was at an early stage of development with only two full-time employees with no further milestones occurring through November 2018, and future liquidity events were difficult to forecast. Application of the OPM back-solve method involves making assumptions for the expected time to liquidity, volatility and risk-free rate and then solving for the value of equity such that value for the most recent financing equals the amount paid. The valuation assumed a 71% volatility rate and a 1.3-year weighted-average estimated term and applied a discount for lack of marketability of 35% due to the Company being privately held.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY CABALETTA BIO, INC.

Ms. Griffith

Mr. King

Securities and Exchange Commission

October 9, 2019

January 2, 2019 Valuation

The fair value of the Company’s common stock of $3.45 per share at January 2, 2019 for purposes of measuring compensation for accounting purposes was determined in a retrospective common stock valuation as of January 2, 2019, with the assistance of an independent third-party valuation firm. This valuation utilized a hybrid back-solve method considering two scenarios in a scenario framework and using the OPM to allocate value in one of the scenarios. The scenarios included: a trade-sale scenario predicated on the Company’s arm’s-length Series B Preferred Stock capital raise that closed on January 2, 2019, and an IPO scenario also based on the Series B Preferred Stock transaction. Under the hybrid method, the per share value calculated under the two scenarios are weighted based on expected exit outcomes and the quality of the information specific to each allocation methodology to arrive at a final estimated fair value per share value of the common stock before a discount for lack of marketability is applied. The valuation (i) assigned a 90% probability of a trade-sale scenario, assuming a 75% volatility rate and a 1.6-year weighted-average estimated term and applying a discount for lack of marketability of 30% due to the Company being privately held, and (ii) assigned a 10% probability to the scenario of an IPO, assuming a 0.8-year estimated term and applying a discount for lack of marketability of 15%. The valuation combined the value estimates of the Company’s common stock from each of the scenarios and rounded to the nearest cent. The increase in the fair value of the Company’s common stock between October 10, 2018 and January 2, 2019 was largely driven by the closing of the Company’s arms-length Series B Preferred Stock transaction, which strengthened the Company’s financial position, and its hiring of a key employee with industry-specific experience to support the Company’s planned and continuing preclinical activities.

February 11, 2019 Valuation

The fair value of the Company’s common stock of $4.20 per share at February 11, 2019 was determined by the Company’s board of directors with the assistance of an independent third-party valuation firm. This valuation utilized a hybrid back-solve method considering two scenarios in a scenario-based framework and using the OPM to allocate value in one of the scenarios. The scenarios included: a trade-sale scenario predicated on the purchase price of the Company’s Series B Preferred Stock and an IPO scenario with reference to the purchase price of the Company’s Series B Preferred Stock. Under the hybrid method, the per share value calculated under the two scenarios are weighted based on expected exit outcomes and the quality of the information specific to each allocation methodology to arrive at a final estimated fair value per share of the common stock before a discount for lack of marketability is applied. For the February 11, 2019 valuation, the Company: (i) assigned a 65% probability of a trade-sale scenario, assuming a 76% volatility rate and a 1.6-year weighted-average estimated term and applying a discount for lack of marketability of 30%, and (ii) assigned a 35% probability to the scenario of an IPO, assuming a 0.7-year estimated term and 30% discount rate and applying a discount for lack of marketability of 15%. The valuation combined the value estimates of the Company’s common stock from each of the scenarios and rounded to the nearest cent. The increase in the fair value of the Company’s common stock between January 2, 2019 and February 11, 2019 was largely due to the Company: having identified its lead underwriting banks for a potential IPO; and having held an organizational meeting for the IPO at the end of January 2019. The Company utilized the February 11, 2019 valuation for the grant of awards through June 2019 as its primary focus during this period was the development of its preclinical-stage product candidates. During this period, the Company determined that additional confirmatory preclinical studies were warranted to advance its preclinical program prior to seeking additional financing in the public markets. As a result, the Company temporarily postponed further work on its potential IPO until July 2019.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY CABALETTA BIO, INC.

Ms. Griffith

Mr. King

Securities and Exchange Commission

October 9, 2019

August 2, 2019 Valuation

The fair value of the Company’s common stock of $6.36 per share at August 2, 2019 was determined by the Company’s board of directors with the assistance of an independent third-party valuation firm. This valuation utilized a hybrid framework estimate the common stock value. The valuation utilized two scenarios, which included IPO and non-IPO scenarios that were probability-weighted based on their expected likelihoods of occurring. The valuation (i) assigned a 50% probability of a trade-sale scenario, allocating the equity value in an OPM assuming an 82% volatility rate and a 1.4-year weighted-average estimated term and applying a discount for lack of marketability of 25.1%, (ii) assigned a 25% probability to the scenario of an IPO with a term of 0.29 years, applying a discount for lack of marketability of 5% and (iii) assigned a 25% probability to the scenario of an IPO with a term of 0.54 years, applying a discount for lack of marketability of 7.5%. The valuation combined the value estimates of the Company’s common stock from each of the scenarios. The weighting of the three scenarios reflects the Company’s initial confidential submission of its Registration Statement on August 2, 2019, the uncertainty related to both the potential filing and acceptance of the investigational new drug application (“IND”) for its lead product candidate, DSG3-CAART, as well as market conditions. If the Company had instead applied a weighting of 100% to the short-term IPO scenario, the fair value of the Company’s common stock in the August 2019 valuation would have been $[***] per share (before giving effect to any discount for lack of marketability or time value of money).

Comparison of Most Recent Valuation and the Preliminary Price Range

The Company advises the Staff that after taking into consideration guidance and market data from its underwriters in the IPO, the Company expects the proposed price range for the common stock to be between $[***] to $[***] per share (the “Preliminary Price Range”), before giving effect to a reverse stock split to be implemented prior to the Company’s proposed IPO. The Preliminary Price Range is based on a number of factors, including the prevailing market conditions and estimates of the Company’s business potential, the general condition of the securities market, the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies and preliminary discussions with the underwriters for this offering regarding potential valuations of the Company. The actual bona fide price range to be included in a subsequent amendment to the Registration Statement has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the actual bona fide price range will be within the Preliminary Price Range. In addition, the actual price range to be included in such amendment will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY CABALETTA BIO, INC.

Ms. Griffith

Mr. King

Securities and Exchange Commission

October 9, 2019

With respect to the Preliminary Price Range, the Company notes that, as is typical in IPOs, the estimated price range for its offering was not derived using a formal determination of fair value but was determined based upon discussions between the Company and the underwriters. Among the factors considered in setting the Preliminary Price Range were prevailing market conditions, estimates of the Company’s business potential, progress in its clinical and pre-clinical development efforts and developments in its business, the general condition of the securities market and the market prices of, and demand for, publicly-traded common stock of generally comparable companies.

In addition, the Company believes the increase in value reflected between the Preliminary Price Range (including as reflected in the midpoint of the Preliminary Price Range) and the fair value of its common stock as of August 2, 2019 is primarily the result of the following factors that have occurred since such date:

•

In August 2019, the Company filed an IND with the U.S. Food and Drug Administration (“FDA”) for its lead product candidate, DSG3-CAART, which IND was accepted by the FDA in September 2019. This milestone is the most significant driver of the increase of the fair value of the Company’s common stock and the Company has not granted any awards since this milestone event. The Company expects to initiate a Phase 1 clinical trial of DSG3-CAART for the treatment of mucosal pemphigus vulgaris in 2020.

•	The Company initiated the internal review board process in preparation for the planned Phase 1 clinical trial of DSG3-CAART in 2020.

•

An abstract related to the Company’s second product candidate, MuSK-CAART, was highlighted recently by the American Neurological Association and will be presented at its 144th Annual Meeting during October 13 to 15, 2019.

•	The Company continued to build out a uniquely qualified leadership team with longstanding connections in preparation for operating as a clinical-stage public company.

•	In the third and fourth quarters of 2019, the Company continued to advance its other preclinical programs, as described in the Registration Statement.

•	The Company publicly filed the Registration Statement with the Commission on September 30, 2019, a significant advancement towards a potential IPO.

•

In October 2019, the Company held many “testing-the-waters” meetings, at which the Company received positive feedback from potential investors. Further positive feedback from potential investors was received through the underwriters on October 7, 2019.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY CABALETTA BIO, INC.

Ms. Griffith

Mr. King

Securities and Exchange Commission

October 9, 2019

•

The Preliminary Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the Company’s prior valuations of its common stock, which considered multiple potential outcomes, which would result in a lower valuation of the Company’s common stock than its IPO. In the August 2019 valuation, the probability weighting of the short-term IPO scenario was 25% and the probability weighting of the long-term IPO scenario was 25%. If the Company had instead applied a weighting of 100% to the short-term IPO scenario, the fair value of the Company’s common stock in the August 2019 valuation would have been $[***] per share (before giving effect to any discount for lack of marketability or time value of money).

•

The Preliminary Price Range necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, excludes any discount for lack of marketability of the Company’s common stock or impact of the time value of money, which were appropriately taken into account in the August 2019 valuation.

•

The Preliminary Price Range assumes the conversion of all of the Company’s outstanding preferred stock. The Company’s preferred stock currently has substantial economic rights and preferences over the Company’s common stock including (i) the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock and (ii) liquidation payments in preference to holders of the Company’s common stock. Upon the closing of the IPO, all outstanding shares of the Company’s preferred stock will convert into common stock, thus eliminating the superior rights and preferences of the preferred stock as compared to the common stock.

•

The Preliminary Price Range represents a future price for shares of the Company’s common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the Company’s common stock as of August 2, 2019, represents a contemporaneous estimate of the fair value of shares that were then illiquid, might never become liquid and, even if an IPO were successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO.

•

The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources. In addition, the completion of the IPO would provide the Company with ready access to the public equity and debt markets.

We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, and the actual price range to be included in such amendment which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY CABALETTA BIO, INC.

Ms. Griffith

Mr. King

Securities and Exchange Commission

October 9, 2019

The Company respectfully requests that the Staff return to us the unredacted version of this letter pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose. The Company believes that the return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the common stock of the Company following the IPO. The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format. In addition, the Company requests confidential treatment under 17 C.F.R. § 200.83 (1992) for this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations.

If you have any further questions or comments regarding the foregoing, or if there is any additional information that we might provide to assist the Staff’s review, please contact the undersigned at (617) 570-1021.

Sincerely,

/s/ Michael J. Minahan

Michael J. Minahan
Goodwin Procter LLP
cc:	Steven Nichtberger, Cabaletta Bio, Inc.

Anup Marda, Cabaletta Bio, Inc.

J. Brian Stalter, Cabaletta Bio, Inc.

Mitchell S. Bloom, Goodwin Procter LLP

FOIA CONFIDENTIAL TREATMENT REQUESTED BY CABALETTA BIO, INC.